ISSUER FREE WRITING PROSPECTUS

(Relating to Preliminary Prospectus Dated March 9, 2007)

Filed Pursuant to Rule 433

Registration No. 333-135900

From the desk of [Banuestra Manager][Title]

[Name]

[Address]

[City][State]

[Postal Code]

Re: Banuestra Financial Corporation IPO

March 12, 2007

Dear [Name]:

You are in receipt of this letter because I know you as a business associate, vendor, college classmate, alumni association volunteer, civic organization participant, customer, personal friend or family member.  I wanted to inform you that in the near future, my company, Banuestra Financial Corporation (formerly known as El Banco Financial Corporation), becomes a publicly trading company on the American Stock Exchange (trading symbol: BFN) through an initial public offering (“IPO”) of common stock.  We expect to market Banuestra’s IPO during the next few weeks with a view to successfully closing the offering in early April.

I am looking forward to this event and would like to share it with those of you who mean something “special” to me.   As one of those people, I have submitted your name to a Registered Representative of GunnAllen Financial, Inc., who has appended this letter and enclosed a copy of the prospectus for the IPO for your review and consideration. The shares offered by the prospectus will be sold to any and all investors at the IPO price which is expected to be $6 to $8 per share.  Please note that any specific questions regarding Banuestra’s IPO must be directed to the GunnAllen Registered Representative who sent you this information package.

Please know that the purpose of this letter is not to promote or encourage you to invest in my company, but merely to let you know that this opportunity may be available. Selling our company stock to you is a little uncomfortable for me; however, if I did not offer you the opportunity to purchase our stock and it does well, I might have offended some of you by not including you in this event.  In this spirit I have decided to present this potential opportunity and let each of you make your own decision. If you are not interested, I will not be offended.  Shares of our stock will be allocated among interested investors by our underwriters, so we cannot guarantee that you will be allocated the number of shares that you may request.  In closing, I do not and cannot guarantee the performance of the stock; however, I am hopeful that it will do well and I look forward to sharing the experience of common stock ownership with you in the near future through your participation in our IPO.

Yours truly,

Banuestra Financial Corporation

[Banuestra Manager]

[Title]

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  A copy of the prospectus is enclosed, and you may get the full registration statement and prospectus for free by visiting EDGAR on the SEC web site at www.sec.gov  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Steve Saunders toll-free at 1-800-282-0808, extension 2263.